The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Form F-3 (File No. 333-166309).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 28, 2010
Commission File Number: 001-32328
Mechel OAO
(Translation of registrant’s name into English)
RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)
Krasnoarmeyskaya 1,
Moscow 125993
Russian Federation
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES Q1 2010 OPERATIONAL RESULTS
Moscow, Russia — April 27, 2010 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces operational results for Q1 2010*.

	Q1 2010,	Q1 2010 vs.
Products	thousand tonnes	Q1 2009, %
Coking coal concentrate	2,358	+230
Various types of coal for steel production**	362	+155
Steam types of coal	2,286	-21
Iron ore concentrate	917	+4
Chromium ore concentrate	84	+114
Nickel	3.9	+37
Ferrosilicon (65% and 75%)	22.5	+9
Ferrochromium (65%)	23.4	+186
Coke (6%)	955	+76
Pig iron	1,051	+53
Steel	1,433	+30
Rolled products	1,538	+44
Flat products	103	+53
Long products	955	+41
Billets	480	+48
Hardware	181	+46

Forgings	15.8	+15
Stampings	19.3	+73
Electric power generation (thousand kWh)	1,014,849	+13
Heat power generation (GCcal)	2,571,136	+8

*	In Q1 2010 Mechel implemented a new reporting way for coal products output volumes based on the international standards. The data provided includes output volumes of coal products supplied to the market (saleable products).

**	Data includes output volumes of various types of anthracite and PCI.
The operational results set out herein may not be reflective of our financial results and are impacted by various factors. In addition, our first quarter results may be impacted by, among other items, higher interest expenses, movements in foreign exchange rates and certain consolidation-related adjustments.

***
Mechel OAO
Ekaterina Videman
Tel.: (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO
Date: April 28, 2010	By:	/s/ Igor Zyuzin
		Name:	Igor Zyuzin
		Title:	CEO